

July 22, 2013

Via E-mail
Gary Martino
Chief Financial Officer
Tangoe, Inc.
35 Executive Boulevard
Orange, Connecticut 06477

      Re: Tangoe, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed March 18, 2013
               File No. 001-35247

Dear Mr. Martino:

      We have reviewed your letter dated June 20, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 6, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2011 and 2012, page 57

1.   We note from your response to prior comment 2 that you did not disclose a quantification of the extent to which your revenue increases were due to new customers, existing customers and acquisitions because you believe that dividing your revenues into these categories would involve the imposition of arbitrary assumptions regarding how to categorize your revenue and would not provide meaningful insight into your financial performance beyond that provided by disclosure of the changes in revenues on an aggregate basis. However, we further note that in your fourth quarter 2012 earnings call transcript you quantify the new annual recurring revenue booked with existing customers,

as well as the amount of revenue contributed by the Symphony acquisition. We also note disclosures regarding organic revenue growth rates and new customer activity, including the number of new logos added. As such, it appears that this information is meaningful to investors. In addition, we note your disclosure on page 44 that you measure revenue retention rates by assessing on a dollar basis the recurring technology and services revenue you retain for the same customer and product set in a given period versus the prior comparable period. As such, it appears that you track revenue by customer and product set. Please tell us why you do not believe information regarding the factors that contributed to your change in revenue is meaningful to investors, providing that adequate disclosure is also made of the methodology for calculating these measures.

2.   We note from your response to prior comment 3 that you believe disclosure of periodic comparison of the amount of communications spend and mobile devices managed by the company would not provide meaningful insight into your financial performance and may be misleading to investors. However, we further note that in your fourth quarter 2012 earnings call transcript you quantify the increase in spend under management year-over-year and on a sequential basis, together with explanations for such increases. Please explain further why you believe that these disclosures do not provide meaningful insight into the company's performance, providing that adequate disclosure is also made of the methodology for calculating these measures.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11. Income Taxes, page 106

3.   We note from your response to prior comment 8 that you believe a calculation of undistributed earnings relating to foreign subsidiaries to date is not practicable. Please tell us how your disclosure complies with the provisions of ASC 740-30-50-2.b. In addition, please explain further your response where you state that it is difficult to determine with any certainty the amounts that would be distributed, if these earnings were not considered permanently reinvested, and tell us how this supports why it is impracticable for you to determine the amount of undistributed net earnings that you have already determined to be permanently reinvested.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. . If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-Mail
        Thomas Flynn
        David Westenberg